

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Dakota Semler
Chief Executive Officer
Xos, Inc.
3550 Tyburn Street
Los Angeles, California 90065

> **Re: Xos, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 30, 2023**
> **File No. 333-272284**

Dear Dakota Semler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dave Peinsipp